UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the six month period ended on June 30, 2004.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                        Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes             No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

On August 17, 2004, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the “SVS”) a report that included information as to the Registrant’s consolidated financial condition and results of operations for the six-month period ended on June 30, 2004. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A SIX MONTH PERIOD ENDED JUNE 30, 2004 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of June 30, 2004 and 2003
and for the years ended June 30, 2004 and 2003
(A translation of the original in Spanish- see note 2 (a))

Ch$	—	Chilean pesos
ThCh $	—	Thousands of Chilean pesos
US$	—	United States dollars
ThUS$	—	Thousands of United States dollars
UF	—	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		As of June 30,
	Note	2004	2003

		ThUS$	ThUS$
ASSETS

Current assets
Cash		12,946	14,800
Time deposits		28,126	8,806
Marketable securities	4	31,425	51,489
Accounts receivable, net	5	142,515	119,667
Other accounts receivable, net	5	10,609	8,547
Accounts receivable from related companies	6	35,041	34,931
Inventories, net	7	255,705	227,789
Recoverable taxes		15,595	11,589
Prepaid expenses		4,206	3,578
Other current assets		15,776	11,198

Total current assets		551,944	492,394

Property, plant and equipment, net	8	647,733	683,717

Other Assets
Investments in related companies	9	83,000	76,755
Goodwill, net	10	12,329	12,962
Negative goodwill, net	10	(373)	(646)
Intangible assets, net		4,588	4,847
Long-term accounts receivable, net	5	7,222	8,094
Long-term accounts receivable from related companies	6	340	380
Other long-term assets	11	53,773	58,105

Total Other Assets		160,879	160,497

Total assets		1,360,556	1,336,608

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		As of June 30,
	Note	2004	2003

		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank debt	12	102,635	520
Current portion of long-term debt	12	4,577	36,749
Dividends payable		189	253
Accounts payable		51,697	49,346
Other accounts payable		1,571	1,558
Notes and accounts payable to related companies	6	11,301	8,444
Accrued liabilities	13	15,604	12,407
Withholdings		2,399	2,292
Income taxes		2,852	814
Deferred income taxes	14	6,093	2,176
Deferred income		1,279	4.299
Other current liabilities		173	161

Total current liabilities		200,370	119,019

Long-term liabilities
Long-term bank debt	12	200,000	308,000
Other accounts payable		1,954	2,847
Deferred income taxes	14	31,444	19,999
Staff severance indemnities	15	9,883	9,376

Total long-term liabilities		243,281	340,222

Minority interest	16	27,643	23,178

Shareholders’ equity
Paid-in capital	17	477,386	477,386
Other reserves	17	135,891	127,760
Retained earnings	17	275,985	249,043

Total shareholders’ equity		889,262	854,189

Total liabilities and shareholders’ equity		1,360,556	1,336,608

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the years ended
		June 30,
		2004	2003

		ThUS$	ThUS$
Operating results

Sales		379,859	324,999
Cost of sales		(298,720)	(260,439)

Gross margin		81,139	64,560
Selling and administrative expenses		(27,326)	(23,966)

Operating income		53,813	40,594

Non-operating results
Non-operating income	19	7,877	10,475
Non-operating expenses	19	(18,761)	(19,803)

Non-operating loss		(10,884)	(9,328)
Income before income taxes		42,929	31,266
Income tax expense	14	(11,380)	(7,762)

Income before minority interest		31,549	23,504
Minority interest	16	(1,789)	(982)

Net income before negative goodwill		29,760	22,522
Amortization of negative goodwill	10	102	314

Net income for the year		29,862	22,836

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

	For the years ended June 30
		2004	2003

		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		29,862	22,836

Charges (credits) to income not representing cash flows
Depreciation expense	8	29,578	30,065
Amortization of intangible assets		119	144
Write-offs and accruals		17,955	10,106
Gain on equity investments in related companies		(4,248)	(3,742)
Loss on equity investments in related companies		12	—
Amortization of goodwill	10	619	529
Amortization of negative goodwill	10	(102)	(314)
(Profit) loss on sales of assets		12	(16)
Other credits to income not representing cash flows		(657)	(963)
Other charges to income not representing cash flows		27,778	15,712
Foreign exchange difference, net		1,969	(3,220)
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		(4,717)	(6,837)
Inventories		(15,278)	11,748
Other assets		(7,979)	5,357
Accounts payable		(3,064)	(7,982)
Interest payable		151	(1,849)
Net income taxes payable		852	(1,481)
Other accounts payable		(2,020)	(802)
VAT and taxes payable		(2,007)	4,105
Minority interest	16	1,789	982

Net cash provided from operating activities		70,624	74,378

Cash flows from financing activities
Proceeds from short term bank financing		82,998	—
Payment of dividends		(25,275)	(21,288)
Repayment of bank financing		(97,813)	(3.886)
Payment relation chip enter praise		—	(5.274)

Net cash used in financing activities		(40,090)	(30,448)

Cash flows from investing activities
Sales of property, plant and equipment		606	180
Sales of investments		203	532
Other investing income	22	121	7,293
Additions to property, plant and equipment		(17,056)	(31,187)
Capitalized interest		(748)	(1,371)
Purchase of permanent investments		(902)	(6,117)
Other disbursements		—	(31)

Net cash used in investing activities		(17,776)	(30,701)

Effect of inflation on cash and cash equivalents		1	(100)
Net change in cash and cash equivalents		12,758	13,229
Beginning balance of cash and cash equivalents		69,273	65,204

Ending balance of cash and cash equivalents		82,032	78,333

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Note 2 – Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements
The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”).

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance with regulations set forth by the SVS in its Circular No. 1.697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)
	Direct or indirect ownership
	2004	2003

Foreign subsidiaries:	%	%
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00
PTM – SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Colombia Ltda.	—	100.00
SQM Investment Corporation NV (Holland)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japan K.K.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
Fertilizantes Naturales S.A. (Spain)	50.00	50.00
Rs Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	95.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de CV (Mexico)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V.	100.00	—
SQM Nitratos México S.A. de C.V.	51.00	—

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)
	Direct or indirect ownership
	2004	2003

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada	60.64	60.64
SQM Salar S.A.	100.00	100.00
Comercial Hydro S.A.	60.84	60,84

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

As the Company exerts control over the subsidiary Fertilizantes Naturales S.A. it has been included in the consolidation for the period ended June 30, 2004 and 2003.

At June 30, 2004 and 2003, the subsidiary Lithium Specialties LLP was in the development stage and therefore was not included in the consolidation.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

b)	Period

These consolidated financial statements have been prepared as of June 30, 2004 and 2003 and for the years then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (0.8% and 1.1% in 2004 and 2003, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$636.30 per US$1 at June 30, 2004 and Ch$699.12 per US$1 at June 30, 2003.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64”) as follows:

a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

—	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
—	Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.
—	Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1.697 of the SVS.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:
—	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
—	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
—	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
—	Any exchange differences are included in the results of operations for the period.

d)	Foreign currency (continued)

Foreign exchange differences for the period ended June 30, 2004 and 2003 generated net earnings (loss) of ThUS$ (1,969) and ThUS$ 3,220, respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at June 30, as follows:

	2004	2003

Brazilian Real	3.12	2.88
New Peruvian Sol	3.47	3.47
Argentine Peso	2.96	2.80
Japanese Yen	108.43	119.80
Euro	0.82	0.88
Mexican Peso	11.53	10.42
Indonesian Rupee	9,415.00	8,940.00
Australian Dollar	1.40	1.54
Colombian Peso	—	2,812.31
Ecuadoran Sucre	1.00	1.00
Pound Sterling	0.58	0.61
Sudafrican Rand	6.85	7.57

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other long-term assets.

j)	Income taxes and deferred income taxes

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.
Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at December 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at cost, except for certain assets that were restated according to a technical appraisal in 1988. Depreciation expense has been calculated using the straight-line method based upon the estimated useful lives of the assets and is charged directly to expense.

Fixed assets acquired through financing lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and No. 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained perpetually by the Company as long as the annual fees are paid. Such fees, which are paid annually in June, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment and are being amortized on a straight-line basis over 50 years.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries, which maintain their accounting records and are controlled in Chilean pesos is recognized in the other reserves component of stockholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 years for goodwill and negative goodwill, respectively.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming an average employee tenure of 24 years and a real annual discount rate of 9%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

s)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

t)	Reclassifications

Certain reclassifications have been made in the 2003 numbers to conform to the current period presentation.

u)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

v)	Computer software

In accordance with Circular No. 981 dated December 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

w)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Fixed assets which are acquired for their use in research and development activities and are determined to provide additional benefits to the Company are recorded in property, plant and equipment.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

x)      Transactions with buyback agreement

These transactions are recognized under Other Current Assets for the amount paid in the purchase. Beginning on the purchase date the respective interest is recorded in accordance with Circular No. 768 issued by the Chilean Superintendency of Securities and Insurance.

Note 3 – Changes in Accounting Principles

There were no changes in the accounting principles used by the Company during 2004.

Note 4 – Marketable Securities

As of June 30 marketable securities are detailed as follows:

	2004	2003

	ThUS$	ThUS$

Mutual funds	31,425	51,489

Total	31,425	51,489

Mutual funds consist of investments with Citibank in highly liquid funds invested in fixed-rate debt in the United States.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Short-term and long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable as of June 30 are detailed as follows:

			Between 90 days			Total
	Up to 90 days		and 1 year		2004	Short-term (net)
	2004	2003	2004	2003	Subtotal	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	115,517	98,938	12,590	9,971	128,107	128,107	108,909
Allowance for doubtful accounts						(7,187)	(6,200)
Notes receivable	19,238	15,800	5,902	3,450	25,140	25,140	19,250
Allowance for doubtful accounts						(3,545)	(2,292)

Accounts receivable, net						142,515	119,667

Other accounts receivable	8,501	8,399	2,589	928	11,090	11,090	9,327
Allowance for doubtful accounts						(481)	(780)

Other accounts receivable, net						10,609	8,547

Long-term receivables						7,222	8,094

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

			Europe, Africa and		Asia and		USA, Mexico		Latin America
	Chile		the Middle East		Oceania		and Canada		and the Caribbean		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	26,381	23,201	27,962	29,308	4,423	2,806	35,488	29,157	26,666	18,237	120,920	102,709
% of total	21.82%	22.59%	23.12%	28.53%	3.66%	2.73%	29.35%	28.39%	22.05%	17.76%	100.00%	100.00%

Net short-term notes receivable
Balance	16,635	14,622	1,813	537	187	13	477	361	2,483	1,425	21,595	16,958
% of total	77.03%	86.22%	8.40%	3.17%	0.87%	0.08%	2.20%	2.13%	11.50%	8.40%	100.00%	100.00%

Net short-term other accounts receivable
Balance	3,714	5,274	783	1,089	8	3	5,856	1,838	248	343	10,609	8,547
% of total	35.01%	61.71%	7.38%	12.74%	0.08%	0.04%	55.19%	21.50%	2.34%	4.01%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	46,730	43,097	30,558	30,934	4,618	2,822	41,821	31,356	29,397	20,005	153,124	128,214
% of total	30.52%	33.61%	19.96%	24.13%	3.02%	2.20%	27.30%	24.46%	19.20%	15.60%	100.00%	100.00%

Long-term accounts receivable, net
Balance	7,139	6,982	68	68	—	—	—	—	15	1,044	7,222	8,094
% of total	98.85%	86.26%	0.94%	0.84%	—	—	—	—	0.21%	12.90%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	53,869	50,079	30,626	31,002	4,618	2,822	41,821	31,356	29,412	21,049	160,346	136,308
% of total	33.60%	36.74%	19.10%	22.74%	2.88%	2.07%	26.08%	23.01%	18.34%	15.44%	100.00%	100.00%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a)	Amounts included in balances with related parties as of June 30, 2004 and 2003 are as follows:

	Short-term		Long-term
	2004	2003	2004	2003

Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$

Ajay Europe S.A.R.L.	2,409	4,357	—	—
Nutrisi Holding N.V.	1,584	2,228	—	—
Generale de Nutrition Vegetale S.A.	173	171	—	—
Abu Dhabi Fertilizer Ind. WLL	4,012	4,602	—	—
NU3 N.V.	39	1,137	—	—
Doktor Tarsa –SQM Turkey	3,854	856	—	—
Yara North America	370	—	—	—
Yara Iberian S.A.	1,956	—	—	—
SQM Lithium Specialties Limited	2,550	665	—	—
Empresas Melón S.A.	—	—	340	380
Sales de Magnesio S.A.	66	11	—	—
Ajay North America LLC	138	1,644	—	—
Yara Internacional ASA	—	69	—	—
Yara France	2,560	1,367	—	—
Yara International Asia Trade Pte Ltd	1,080	484	—	—
Yara France S.A.	—	2,097	—	—
Yara Poland SP	903	388	—	—
Yara Benelux B.V	619	585	—	—
Yara Hellas S.A.	795	1,182	—	—
Yara International Australia PTY.	400	396	—	—
Yara UK Ltd.	398	204	—	—
Yara GMBH & CO KG	433	258	—	—
Yara AB	102	51	—	—
Yara Colombia Ltda..	1,408	1,304	—	—
Yara Specialties	—	6	—	—
Yara México S.A. de C.V.	—	1
Nutrichem Benelux	—	29
Yara Agri CZECH Republic SRO	11	8
Yara France BU Africa	72	—
Rotem Amfert Negev LTD.	—	31
NU3 B.V.	835	1,164	—	—
Yara Argentina S.A.	334	4.150	—	—
Adubo Trevo S.A.	16	900	—	—
Yara Italia SPA	63	—	—	—
Yara Planta Nutr. Oslo	—	38
Impronta SRL	7,861	4,548	—

Total	35,041	34,931	340	380

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Balances and Transactions with Related Parties (continued)

a)	Amounts included in balances with related parties as of June 30, 2004 and 2003, continued:

	Short-term
	2004	2003

Accounts payable	ThUS$	ThUS$

Ajay Europe S.A.R.L.	—	432
Abu Dhabi Fertilizer Ind. WLL	—	94
NU3 N.V.	—	1,544
Rotem Amfert Negev Limited	1,094	1,162
Yara Porsgrunn	—	27
Yara Internacional ASA	103	—
Yara Australia LTD	—	11
Yara North America	—	134
Yara México S.A de C.V.	—	11
Yara Fertilizantes Ltda.	1,412	1,261
Yara France S.A.	369	—
NU3 B.V.	—	57
Adm. y Servicios Santiago S.A. de C.V.	—	81
Yara Benelux B.V.	—	23
Yara France	—	3,556
PCS Yumbes SCM	8,323	51

	11,301	8,444

There were no outstanding long-term accounts payable with related parties as of June 30, 2004 and 2003

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Balances and Transactions with Related Parties (continued)

b)	During 2004 and 2003, principal transactions with related parties were as follows:

			Amount of		Impact on income
Company	Relationship	Type of transaction	Transaction		(charge) credit

			2004	2003	2004	2003

			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgica)	Indirect	Sales of products	3,161	1,022	2,447	628
Doktor Tarsa	Indirect	Sales of products	3,484	952	783	205
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	244	14	1,068	188
Ajay Europe S.A.R.L.	Indirect	Sales of products	2,806	1,236	3,763	1,221
NU3 B.V.	Indirect	Sales of products	2,931	1,387	2,177	814
Ajay North America LLC	Indirect	Sales of products	3,859	1,719	3,656	537
Yara UK Ltd.	Shareholder	Sales of products	696	255	569	152
HydrYara International Asia Trade	Shareholder	Sales of products	2,789	656	2,451	485
Pte Ltd..
Yara France S.A.	Shareholder	Sales of products	—	—	4,137	876
Yara Benelux B.V.	Shareholder	Sales of products	3,900	967	4,179	703
Yara AB Sweden	Shareholder	Sales of products	548	172	—	—
Yara International Australia Pty	Shareholder	Sales of products	701	179	644	170
Ltd.
Yara Iberian S.A.	Shareholder	Sales of products	2,663	615	2,045	407
Yara Colombia Ltda.	Shareholder	Sales of products	1,525	290	1,381	246
Yara Poland SP	Shareholder	Sales of products	1,146	403	697	265
Yara GMBH & Co Kg	Shareholder	Sales of products	900	306	641	167
Yara France	Shareholder	Sales of products	5,444	1,389	1,739	379
Yara Hellas S.A.	Shareholder	Sales of products	803	202	1,119	243
Yara Argentina S.A.	Shareholder	Sales of products	5,607	1,381	4,470	308
Adubo Trevo S.A.	Shareholder	Sales of products	5,303	1,502	3,487	1,179
PCS Yumbes SCM	Shareholder	Sales of products	4,776	2,173	2,867	1,941
		Purchases of products	15,114	—	8,580	—

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 7 – Inventories

Net inventories are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Finished products	149,856	126,147
Work in process	93,633	89,262
Supplies	12,216	12,380

Total	255,705	227,789

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2004	2003

	ThUS$	ThUS$
Land
Land	20,003	13,453
Mining Concessions	42,210	49,505

Total	62,213	62,958

Buildings and infrastructure
Buildings	150,420	157,049
Installations	310,050	286,915
Construction-in-progress	28,945	37,570
Other	4,492	919

Total	493,907	482,453

Machinery and Equipment
Machinery	396,601	389,830
Equipment	107,729	102,873
Project-in-progress	11,464	14,603
Other	18,239	14,435

Total	534,033	521,741

Other fixed assets
Tools	7,743	11,583
Furniture and office equipment	14,262	15,933
Project-in-progress	10,001	15,095
Other	7,019	675

Total	39,025	43,286

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Property, Plant and Equipment (continued)

	2004	2003

	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	8,651	8,651
Buildings and infrastructure	40,627	40,627
Machinery and equipment	12,091	12,109
Other assets	53	53

	61,422	61,440

Total property, plant and equipment	1,190,600	1,171,878

Less: Accumulated depreciation
Buildings and infrastructure	(198,520)	(173,161)
Machinery and equipment	(283,093)	(257,271)
Other fixed assets	(27,556)	(25,529)
Technical appraisal	(33,698)	(32,200)

Total accumulated depreciation	(542,867)	(488,161)

Net property, plant and equipment	647,733	683,717

	2004	2003

Depreciation for the year ended June 30:	ThUS$	ThUS$

Buildings and infrastructure	(12,989)	(12,468)
Machinery and equipment	(15,138)	(15.929)
Other fixed assets	(806)	(797)
Technical revaluation	(645)	(871)

Total depreciation	(29,578)	(30.065)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2004	2003

	ThUS$	ThUS$

Administrative office buildings	2,115	2,081
Accumulated depreciation	(443)	(401)

Total assets in leasing	1,672	1,680

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Parties

a)	Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b)	Transactions executed in 2004

In January 2004, the subsidiary Soquimich European Holding B.V. made a capital contribution of ThUS$ 475 on its affiliate Misr Specialty Fertilizers.

At the meeting of the shareholders of Empresas Melón S.A. held on February 25, 2004, the shareholders agreed its spin-off in 2 companies, Empresas Melón S.A. and Inmobiliaria San Patricio S.A. As a result, SQM S.A. maintained its ownership of 14.05% in Empresas Melón S.A. and a same ownership percentage was assigned to this entity in the new company.

In April 2004, the subsidiary Soquimich European Holding B.V. increased capital by ThUS$ 475 in its affiliate Misr Specialty Fertilizers.

c)	Transactions executed in 2003

On January 27, 2003, SQM Comercial de México S.A. de C.V. and SQM Nitratos S.A. acquired 8,750 shares of the related company Fertilizantes Olmeca y SQM S.A. de C.V. which represented 50% of its share capital. Consequently, Fertilizantes Olmeca y SQM S.A. de C.V. became a subsidiary of SQM S.A. This transaction generated goodwill of ThUS$279.

Subsequently, SQM Nitratos S.A. acquired from SQM Comercial de México S.A. de C.V. 8,749 shares in Fertilizantes Olmeca y SQM S.A. de C.V. This transaction did not produce goodwill.

On January 31, 2003, SQM S.A. acquired shares owned by SQM Nitratos S.A. in Sociedad Contractual Minera Antucoya for an amount of ThUS$ 100. This united all the shares of SCM Antucoya in one shareholder and consequently SCM Antucoya was liquidated and SQM S.A. assumed of all this company’s assets and liabilities.

On March 30, 2003, Fertilizantes Olmeca y SQM S.A. de C.V. increased its capital by ThUS$2,000 through the issuance of 165,500 shares, which were subscribed in full by SQM Nitratos S.A. As a result, SQM Nitratos S.A. had an ownership interest of 78.29% and SQM Comercial de Mexico had an ownership interest of 21.71%.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

On March 30, 2003, Soquimich European Holding acquired 50% of the ownership interest of Mineag SQM Africa Ltd. from Ravlin Investment Limited for an amount of ThUS$990. Consequently, Mineag SQM Africa Ltd. became a subsidiary of SQM S.A. This transaction did not produce goodwill.

On April 28, 2003, SQM Comercial S.A. acquired from Norsk Hydro ASA, 819,999 shares in Norsk Hydro Chile S.A. and SQM Comercial Internacional Ltda., a subsidiary company of SQMC, acquired the one remaining share consequently, SQMC became the sole owner and controlled 100% of Norsk Hydro Chile S.A. This transaction generated goodwill of ThUS$ 1,429.

On June 30, 2003, SQM Nitratos S.A. acquired the shares owned by SQM S.A. in Sociedad Energía y Servicios S.A. The shares amounted to ThUS$2,422. This transaction resulted in the consolidation of all the shares of Energía y Servicios S.A. to one shareolder, SQM Nitratos S.A. Consequently under Chilean Corporations Law Energía y Servicios S.A. was dissolved and SQM Nitratos S.A. assumed all its assets and liabilities.

On June 30, 2003, the subsidiaries SQM Virginia LLC and North American Trading Company, made a capital contribution to the subsidiary SQM Lithium Specialties LLP. This capital contribution amounted to ThUS$ 1,678, in a proportion of 99% and 1% respectively.

On July 16, 2003, the subsidiary Norsk Hydro Chile changed its name to “Comercial Hydro S.A.”.

On September 30, 2003, the subsidiaries SQM Virginia LLC and North American Trading Company, made a capital contribution to the subsidiary SQM Lithium Specialties LLP. This capital contribution amounted to ThUS$ 367, in a proportion of 99% and 1%, respectively.

On September 30, 2003, SQM Corporation N.V. participated in a capital increase of Ajay Europe SARL in equal parts with Ajay Chemicals INC., both therefore maintaining the same ownership percentages.

On November 10, 2003, SQM Nitratos S.A. and SQM S.A. liquidated the subsidiary SQM Colombia Limitada.

On November 18, 2003, the subsidiary Soquimich European Holding BV, provided ThUS$ 676 of capital to initiate a joint venture with the company Misr Specialty Fertilizer in Egypt.

On November 20, 2003, SQM Potasio S.A. made capital contribution of ThUS$ 55,000 to RS Agro Chemical Trading AVV, increasing its participation in this subsidiary to 99.99%.SQM S.A. did not participate and therefore reduced its participation by 0.01%.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Parties (continued)

c) Subsidiaries in the development stage

At June 30, 2004 and 2003, the subsidiary SQM Lithium Specialties was in the development stage and therefore was not included in the consolidation.

The equity value of these investments is included in investments in related companies and the proportional share of the accumulated deficit during the development stage is included in a separate reserve within equity.

Balances in these subsidiaries are summarized as follows:
	SQM Lithium Specialties Limited
	2004	2003

	ThUS$	ThUS$

Current assets	928	1,380
Fixed assets	25,967	25,193
Other assets	674	822

Total assets	27,569	27,395

Current liabilities	2,716	870
Shareholders’ equity	24,853	26,525

Total liabilities and shareholders’ equity	27,569	27,395

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Companies (continued)

d)	Detail of investments in related companies

Tax Registration		Country of	Controlling	Number	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)
Number	Company	origin	currency	of shares	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

93390000-2	Empresas Melón S.A..	Chile	—	653,748,837	14.05	14.05	290,648	281,140	40,836	39,500	20,673	16,345	2,905	2,296
0-E	SQM Lithium Specialties Limited*	USA	US$	—	100.00	100.00	24,853	26,525	24,852	26,525	(1,851)	(1,064)	—	—
0-E	Ajay North America LLC	USA	US$	—	49.00	49.00	11,373	13,931	5,573	6,826	207	599	190	294
99551480-K	Inmobiliaria San Patricio S.A.	Chile	—	—	14.05	—	19,599	—	2,753	—	(85)	—	(12)	—
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	4,904	2,591	2,329	1,296	1,264	1,304	610	652
0-E	Ajay Europe S.A.R.L.	France	US$	36,700	50.00	50.00	4,120	650	2,060	325	—	—	—	—
0-E	Misr Specialty Fertilizers	Egipto	US$	—	47.00	25	3,287	—	1,561	—	—	—	—	—
0-E	Abu Dhabi Fertilizer
	Industries WLL	UAE	US$	1,961	37.00	37.00	3,227	3,175	1,194	1,175	84	174	31	64
0-E	Doktor Tarsa	Turkey	Euros	—	50.00	50.00	2,170	560	1,085	280	590	123	295	61
0-E	Impronta SRL	Italia	Euros	—	50.00	50.00	877	1,109	439	555	276	683	138	341
77557430-5	Sales de Magnesio Ltda.	Chile	—	—	50.00	50.00	346	261	173	131	158	66	79	33
O-E	Rui Xin Packaging
	Materials Sanhe Co.Ltd	China	US$	—	25.00	25.00	482	480	121	120	—	—	—	—
81767200-0	Asoc. Garantizadora Pensiones	Chile	—	—	3.31	3.31	732	665	24	22	—	—	—	—

Total									83,000	76,755

*      In development stage

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 – Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)	Goodwill
		June 30, 2004		June 30, 2003
Tax Registration Number	Company	Amount amortized during the period	Goodwill balance	Amount amortized during the period	Goodwill balance
		ThUS$	ThUS$	ThUS$	ThUS$

0-E	Doktor Tarsa	37	58	34	123
79768170-9	Soquimich Comercial S.A.	75	197	75	347
93390000-2	Empresas Melón S.A.	279	7,656	238	7,456
79626800-K	SQM Salar S.A.	22	61	22	104
0-E	SQM México S.A. de C.V.	28	975	28	1,031
96864750-4	SQM Potassium S.A.	72	1,807	72	1,952
0-E	Comercial Caiman Internacional S.A.	11	188	11	211
0-E	Fertilizantes Olmeca	28	195	28	251
0-E	PTM SQM Iberica S.A.	—	—	10	69
0-E	Impronta Italia S.R.L.	—	—	—	138
96801610-5	Comercial Hydro S.A.	67	1,192	11	1,280

Total		619	12,329	529	12,962

b) Negative Goodwill

		June 30, 2004		June 30, 2003
Tax Registration Number	Company	Amount amortized during the period	Negative goodwill balance	Amount amortized during the period	Negative goodwill balance
		ThUS$	ThUS$	ThUS$	ThUS$

79626800-K	SQM Salar S.A.	—	—	105	70
96575300-1	Minera Mapocho S.A.	102	373	102	576
0-E	Mineag SQM Africa Limited	—	—	107	—

Total		102	373	314	646

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 – Other Long-term Assets

Other long-term assets are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Engine and equipment spare-parts, net	28,260	31,960
Mine development costs	20,071	19,019
Pension plan	1,137	1,137
Construction of Salar-Baquedano road	1,710	1,830
Deferred loan issuance costs	1,444	3,029
Other	1,151	1,130

Total	53,773	58,105

Note 12 – Bank Debt

a)      Short-term bank debt is detailed as follows:

	2004	2003

Bank or financial institution	ThUS$	ThUS$

SCH Overseas Bank	40,016	—
Scotiabank	13,073	—
Citibank	11,014	—
HSBC Banc Chile	10,003
Banco de Chile	26,020
Other banks	2,509	520

Total	102,635	520

Annual average interest rate	1.59%	3.29%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 – Bank Debt (continued)

b)      Long-term bank debt is detailed as follows:

	2004	2003

Bank or financial institution	ThUS$	ThUS$

Union Bank of Switzerland (1)	204,577	204,541
Royal Bank of Canada (2)	—	60,013
Bank of America (3)	—	80,195

Total	204,577	344,749

Less: Current portion	(4,577)	(36,749)

Long-term portion	200,000	308,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.

(2)	U.S. dollar-denominated loan without guarantee, interest rate of 2.23% per annum, paid semi-annually. The principal is divided into five equal semi-annual partial installments, beginning in November 2004 with the final installment ending in November 2005

(3)	U.S. dollar-denominated loan without guarantee, repaid in full on November 28, 2003

c)      The maturity of long-term debt is as follows:

	2004	2003

	ThUS$	ThUS$
Years to maturity
Current portion	4,577	36,749
1 to 2 years	—	32,000
2 to 3 years	200,000	46,000
4 to 5 years	—	230,000

Total	204,577	344,749

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 – Accrued Liabilities

As of June 30, 2004 and 2003, accrued liabilities are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Provision for royalties	1,208	1,018
Quarterly bonus	209	471
Provision for employee compensation and legal costs	1,491	800
Taxes and monthly income tax installment payments	752	748
Vacation accrual	5,522	4,866
Accrued employee benefits	1,841	483
Marketing expenses	1,950	800
Other accruals	2,631	3,221

Total current liabilities	15,604	12,407

Note 14 – Income and Deferred Taxes

a)	At June 30, 2004 and 2003 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2004	2003

	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	15,169	16,468
Accumulated tax basis retained earnings without tax credit	2,724	1,041
Tax loss carry-forwards (1)	38,241	90,120
Credit for shareholders	2,723	3,061

(1)	Income tax losses in Chile can be carried forward indefinitely.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 – Income and Deferred Taxes (continued)

The deferred taxes as of June 30, 2004 and 2003 represented a net liability of ThUS$ 37,537 and ThUS$ 22,175. respectively, and consisted of:

2004	Deferred tax asset		Deferred tax liability

	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,215	392	—	—
Vacation accrual	901	—	—	—
Unrealized gain on sale of products	5,892	—	—	—
Provision for obsolescence	—	1,587	—	—
Production expenses	—	—	19,240	—
Accelerated depreciation	—	—	—	58,861
Exploration expenses	—	—	—	4,373
Capitalized interest	—	—	—	5,957
Staff severance indemnities	—	476	—	1,822
Accrued expenses	—	—	—	425
Capitalized expenses	—	—	—	442
Tax loss carry-forwards	616	8,281	—	—
Losses from derivative transactions	—	—	—	—
Accrued interest	112	—	—	—
Other	1,338	1.619	59	138

Total gross deferred taxes	10,074	12,355	19,299	72,018
Total complementary accounts	—	(1,190)	(3,132)	(29,948)
Valuation allowance	—	(539)	—	—

Total deferred taxes	10,074	10,626	16,167	42,070

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 – Income and Deferred Taxes (continued)

2003	Deferred tax asset		Deferred tax liability

	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,025	263	—	—
Vacation accrual	759	—	—	—
Unrealized gain on sale of products	5,285	—	—	—
Provision for obsolescence	—	1,748	—	—
Production expenses	—	—	14,154	—
Accelerated depreciation	—	—	—	59,732
Exploration expenses	—	—	—	4,161
Capitalized interest	—	—	—	6,420
Staff severance indemnities	—	—	—	1,739
Accrued expenses	—	—	—	425
Capitalized expenses	—	—	—	719
Tax loss carry-forwards	—	17,185	—	—
Losses from derivative transactions	5	—	—	—
Accrued interest	77	—	—	—
Other	965	736	140	718

Total gross deferred taxes	8,116	19,932	14,294	73,914
Total complementary accounts	—	(773)	(4,002)	(34,756)
Valuation allowance	—	—	—	—

Total deferred taxes	8,116	19,159	10,292	39,158

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 – Income and Deferred Taxes (continued)

c)	Income tax expense is summarized as follows:

	2004	2003

	ThUS$	ThUS$

Tax expense adjustment ( prior year)	(114)	—
Provision for current income tax	(3,321)	(1,091)
Effect of deferred tax assets and liabilities	(5,313)	(4,290)
Effect of amortization of complementary accounts	(2,975)	(2,643)
Other tax charges and credits	343	262

Total income tax expense	(11,380)	(7,762)

Note 15 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Opening balance	10,127	9,143
Increases in obligation	1,854	1,658
Payments	(1,506)	(1,614)
Exchange difference	(592)	189

Balance as of June 30	9,883	9,376

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 16 – Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)

	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	24,056	19,654	(1,393)	(507)
Ajay SQM Chile S.A.	3,246	3,128	(246)	(118)
Cape Fear Bulk LLC	132	128	(81)	(73)
Fenasa	246	256	(44)	(66)
SQM Nitratos México S.A. de C.V.	(48)	—	(35)	—
SQM Italia S.R.L	21	12	—	7
Mineag SQM Africa Ltda.	—	—	—	(225)
SQM Indonesia S.A.	(10)	—	10	—

Total	27,643	23,178	(1,789)	(982)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 – Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

	Number of shares	Paid-in capital ThUS$	Other reserves ThUS$	Accumulated deficit of subsidiaries in development stage ThUS$	Retained earnings ThUS$	Net income ThUS$	Total ThUS$

Balance as of January 1, 2003	263,196,524	477,386	125,111	(3,661)	210,624	40,202	849,662
Transfer 2002 net income to retained earnings	—	—	—	—	40,202	(40,202)	—
Declared dividends 2003	—	—	—	—	(19,894)	—	(19,894)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(1,064)	—	—	(1,064)
Other comprehensive income (2)	—	—	2,649	—	—	—	2,649
Net income for the year	—	—	—	—	—	22,836	22,836

Balance as of June 30, 2003	263,196,524	477,386	127,760	(4,725)	230,932	22,836	854,189

Balance January 1,2004	263,196,524	477,386	141,420	(6,519)	230,932	46,753	889,972
Transfer 2003 net income to retained earnings	—	—	—	—	46,753	(46,753)	—
Declared dividends 2004	—	—	—	—	(23,192)	—	(23,192)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(1,851)	—	—	(1,851)
Other comprehensive income (2)	—	—	(5,529)	—	—	—	(5,529)
Net income for the year	—	—	—	—	—	29,862	29,862

Balance as of June 30, 2004	263,196,524	477,386	135,891	(8,370)	254,493	29,862	889,262

(1)	The only subsidiary currently in a development stage is SQM Lithium Specialties Limited.
(2)	Other comprehensive income includes translation adjustments and the effect of changes in the valuation of the Company’s under-funded pension as of June 30, 2003 and 2004.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 – Shareholders’ Equity (continued)

b) The composition of other comprehensive income as of June 30, 2004 is as follows:

		For the year ended June 30, 2004	As of June 30, 2004

Detail		ThUS$	ThUS$

Technical appraisal		—	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	(2,360)	(4,856)
Isapre Note Grande Ltda.	(1)	(9)	(107)
Inversiones Augusta S.A.	(1)	—	(761)
SQM Ecuador S.A.	(3)	—	(270)
Almacenes y Depósitos Ltda.	(1)	(22)	(113)
Asociación Garantizadora de Pensiones	(1)	(2)	(16)
Empresas Melón S.A.	(1)	(3,076)	(9,265)
Sales de Magnesio Ltda.	(1)	(9)	43
SQM North America Corp.	(2)	—	(777)
San Patricio S.A.	(1)	(51)	(51)
Other Companies	(1)	—	719

Total other comprehensive income		(5,529)	135,891

(1)	Corresponds to translation adjustments and monetary correction
(2)	Corresponds to a change in the valuation of the Company’s under-funded pension scheme
(3)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government

c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A :	If the election of the president of the Company results in a tied vote, the Company’s directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series B:	1)	A general or extraordinary shareholders’ meeting may be called at the request of shareholders representing 5% of the Company’s Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company’s president, at the request of a director elected by Series B shareholders.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 – Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of June 30, 2004 the Company’s derivative instruments are as follows:

2004 Type of derivative	Notional or covered amount	Expiration	Description of the contract type	Position purchase/sale	(Liability) Asset amount	Income (loss) recorded
	ThUS$				ThUS$	ThUS$
US dollar Forward	12,603	3st quarter of 2004	Exchange rate	P	187	187
US dollar Forward	17,861	3st quarter of 2004	Exchange rate	P	275	(275)
US dollar Forward	1,079	4st quarter of 2004	Exchange rate	P	48	(48)
US dollar Forward	1,657	3st quarter of 2004	Exchange rate	P	67	67
US dollar Forward	20,115	3st quarter of 2004	Exchange rate	S	1,191	(1,191)
US dollar Forward	2,502	4st quarter of 2004	Exchange rate	P	97	97
US dollar Forward	24,534	4nd quarter of 2004	Exchange rate	S	1,444	(1,444)
US dollar Put Option	9,764	3nd quarter of 2004	Exchange rate	P	45	—

	90,115					(2,607)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 19 – Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income

	2004	2003

	ThUS$	ThUS$

Interest income	1,627	1,398
Reversal of allowance for doubtful accounts	267	500
Net foreign exchange gains	—	3,220
Insurance recoveries	590	116
Sales of materials and services	58	527
Equity participation in net income of unconsolidated subsidiaries	4,248	3,742
Other income	1,087	972

Total	7,877	10,475

a)	Non-operating expenses

	2004	2003

	ThUS$	ThUS$

Write-off of investments	3,002	4,119
Interest expense	9,956	11,216
Equity participation in net losses of unconsolidated subsidiaries	12	—
Amortization of goodwill	619	529
Net foreign exchange losses	1,969	—
Work disruption expenses	312	1,282
Increase in provision for employee compensation and legal costs	573	1,020
Other expenses	1,518	1,637
Provision for sales of materials, spare-parts and supplies	800	—

Total	18,761	19,803

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 20 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2004	2003

	ThUS$	ThUS$

Property, plant and equipment	51	36
Other assets and liabilities	6	89
Shareholders’ equity	(449)	(573)

Subtotal price-level restatement	(392)	(448)

Net readjustment of assets and liabilities denominated in UF	84	227

Net price-level restatement	(308)	(221)

Note 21 – Assets and Liabilities Denominated in Foreign Currency

	2004	2003

Assets	ThUS$	ThUS$
Chilean pesos	101,127	107,672
US dollars	1,166,305	1,153,035
Euros	33,432	37,748
Japanese Yen	687	3,310
Brazilian Real	432	1,711
Mexican pesos	8,392	11,051
UF	44,113	10,366
South African Rand	4,431	4,953
Other currencies	1,637	6,762

Current liabilities
Chilean pesos	47,070	41,203
US dollars	132,680	59,092
Euros	11,644	10,222
Japanese Yen	75	275
Brazilian Real	565	671
Mexican pesos	5,849	4,578
UF	135	923
South African Rand	1,921	—
Other currencies	431	2,055

Long-term liabilities
Chilean pesos	60	5,664
US dollars	233,575	331,393
Japanese Yen	73	67
UF	9,571	3,097
Other currencies	2	1

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 22 – Cash Flow Statement

Amounts included in other investing income are summarized as follows:

		2004	2003

		ThUS$	ThUS$
Sale of mining concessions		—	—
Repayment of employee loans		121	2,944
Cash balance in new subsidiaries	(1)	—	2,815

Total		121	5,759

(1) Corresponds to the consolidation of the new subsidiaries Mineag SQM Africa Limited, Fertilizantes Olmeca and SQM S.A. de C.V. during 2003.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Commitments and Contingencies

I.      Contingencies:

(a) Material lawsuits or other legal actions of which the Company is party to:

1.	Plaintiff	:	SQM Salar S.A.
	Defendants	:	ACE Seguros S.A. (formerly – Cigna Compañía de
Seguros (Chile) S.A.) and Chubb de Chile
Compañía de Seguros Generales S.A.
	Date of lawsuit	:	April 2001
	Matter	:	Arbitration
	Status	:	Collection of compensation for insured claim
	Instance	:	Evidence verification
	Nominative value	:	ThUS$ 36,316

2.	Plaintiffs	:	Compagnie Du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetale SAS
	Defendants	:	Soquimich European Holdings B.V., NU3 N.V. and SQM France S.A.
	Date of lawsuit	:	December 2002
	Court	:	Court of Arbitration in France
	Matter	:	Termination of the company relationship and
liquidation of the company Generale de Nutrition
Vegetale SAS
	Status	:	The lawsuit is being contested
	Nominative value:	:	ThEuro$ 30,295

3.	Plaintiffs	:	SQM S.A.
	Defendants	:	Empresa Minera de Mantos Blancos S.A.
	Date of lawsuit	:	June 2004
	Court	:	Arbitration Court
	Cause	:	Noncompliance with promise agreement
	Instance	:	Reply
	Nominative value	:	ThUS$ 7,000

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Commitments and Contingencies (continued)

I.	Contingencies (continued):

(b) Models for the Production of the María Elena site

The Company is currently reviewing the “Models for the Production of the María Elena site” which may be implemented as a result of the Decontamination Plan (see note 26). The different alternatives for production and technology development for the Maria Elena site, which are a part of the above-mentioned “Production Models” do not proactively generate significant changes in the present ore reserves or forecasted sales volumes. These options include possibilities to use new production methods and are related to the “leaching piles” and implementing a mixed system, which would be comprised of the use of the aforementioned technology and the current production methods. Advantages and disadvantages of the different options relate to the extension of the transition periods of new technology, the investments that will be required, production costs, changes in technologies and in productive processes and the effects on certain of the Company’s assets and their value. The possible effects on the valuation of assets are not yet determinable.

SQM will adopt the corresponding actions in the event of any decrease in the natural gas supply affecting the company and which allows the company to continue “generating the heat” necessary for the operation of its industrial plants in region II of Chile.

The diverse industrial equipment of SQM, which uses natural gas can also use diesel and, some equipment, subsequent to making certain investments, may also use fuel oil. The value of diesel is higher than that of natural gas value and the fuel value of oil is lower than the value of diesel and higher than the value of natural gas.

The greater costs which SQM should incur as a result of a possible decrease in the natural gas supply, which to date, is provided by Distrinor, will mostly depend on the volume of such a decrease and on the extension of the period which this decrease will last.

Consequently, SQM cannot currently estimate the economic effects that will cause a possible decrease on the natural gas supply.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Commitments and Contingencies (continued)

(c)	Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

II.	Commitments:

(a)	The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, amounted to ThUS$2,176 in 2004 (ThUS$ 1,920 in 2003).

(b)	The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

(c)	Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 24 – Third Party Guarantees

As of June 30, 2004 and 2003 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	2004	2003

			ThUS$	ThUS$
Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	1,894	2,739
Bank of America N.A.	RS Agro-Chemical Trading A.V.V.	Subsidiary	—	80,195

Note 25 – Sanctions

During 2004 and 2003, the SVS did not apply sanctions to the Company, its directors or managers.

Note 26 – Environmental Projects

Disbursements incurred by the Company as of June 30, 2004 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

	2004	Future Disbursements

	ThUS$	ThUS$
Project
Environmental department	278	279
Boratos sewage treatment plant	229	65
Tocopilla project	611	2
Engineering and building of María Elena piles	2,702	637
Treatment plant MOP	208	—
Other	804	315

Total	4,832	1,298

Protecting the environment is a constant concern for SQM, regarding both the Company’s productive processes and the manufactured goods.

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which, the Company’s environmental performance will be improved through the effective application of the Environmental Policy of SQM. The implementation program stipulates that late in 2004, all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 26 – Environmental Projects (continued)

As part of the conversion project to natural gas, the supplier will in turn make an investment of ThUS$ 5,500 to be paid by the Company on a monthly basis for the duration of the contract (10 years).

Technological processes are intended to be environmentally friendly in order to reduce residual materials and improve technical conditions to ensure effective protection of the environment. An example of this is ongoing conversion of oil to natural gas used in the Company’s plants.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for the drying of solid materials and the evaporation of liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for the quality of air and, which affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The decontamination plan presented by the Company to reduce the level of particles was approved with certain modifications by means of Decree No. 164. As a result of the investments and processes implemented according to the approved plan, the Company has substantially reduced the levels of particles in the air. Resolution No. 384, made public on May 16, 2000, authorized the review and a new draw up of the decontamination plan for the city of Maria Elena. The Supreme Decree containing the final Decontamination Plan should be made public within months. It is not possible to assure that within such period the Company will be free from warnings, fines or even eventual temporary closing of the crushing plant in Maria Elena. The Company is continuously researching techniques, processes and systems relating to the processing of sodium nitrate that could even further reduce the level of particles in the city of Maria Elena.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

Productive operations based on brine, are carried out at the Atacama Salt Mine and almost 95% of the energy used is solar energy and the remaining 5% comes from natural gas, electricity and fossil fuels. Residual brine left after the production processes are again injected to the Atacama Salt Mine in order to minimize the possible environmental impact.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 26 – Environmental Projects (continued)

Consistent with the Company’s ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine watershed.

Note 27 – Share purchase PCS Yumbes S.C.M.

On October 24, 2003 the Company’s Board of Directors authorized SQM S.A.’s management to begin negotiations to acquire all the shares of the Chilean Company PCS Yumbes S.C.M., a subsidiary of Potash Corporation of Saskatchewan Inc.

On November 20, 2003, SQM S.A. and its subsidiary SQM Nitratos S.A., subscribed to a share purchase agreement under which they are committed to purchase all of the outstanding shares of the company PCS Yumbes from Inversiones PCS Chile Limitada and 628550 Saskatchewan Ltd., both subsidiaries of Potash Corporation of Saskatchewan Inc.. The final price of the share purchase will be ThUS$35,000, subject to certain adjustments at the date the final agreement is signed. The purchase will comprise all of the fixed assets, mining concessions, water rights and other assets of PCS Yumbes S.C.M. and will exclude all liabilities and contractual obligations.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 28 – Significant Events

On March 19, 2003, the company informed the Superintendency of Securities and Insurance that the Board of Directors of SQM, at its meeting dated march 16, 2003 unanimously agreed to propose the payment of final dividend of US$ 0.08811 per share in favor of those SQM’s shareholders which were registered in the respective registry during the fifth working day prior to the payment of this dividend.

This proposal, upon approval by the next company’s shareholders’ meeting which will be held on April 30, 2004, will allow the company to pay and distribute, as stated in the respective Dividend Policy, and annual dividend equivalents to 50% of the net profits which can be distributed and are obtained during 2003.

On April 30, 2004, the company held its shareholders’ meeting. At this meeting, the majority of the company’s shareholders, among others agreed the following :

a)	The shareholders approved the distribution and payment of a final and total dividend of ch$ 55.05465 per share. The payment of this dividend was agreed in one single installment, beginning on may 12, 2004 and with a charge to 2003 income.

b)	The shareholders approved the payment of UF 50 (fifty UF) in favor of each member of the Directors Committee, regardless of the number of meetings that this Committee holds during the respective month. In addition, they approved the implementation of an annual budget for the operating expenses of this Committee and of their advisors for an amount of UF 1,800 (one thousand and eight hundred UF).

c)	The shareholders approved remuneration to be paid to the Company’s directors during the next twelve months.

Note 29 – Subsequent Events

Company management are not aware of any significant subsequent events occurred between June 30, 2004 and the date of issuance of these consolidated financial statement (August 9, 2004), which may affect the presentation of these financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: September 10, 2004.